Exhibit 99.2

Bo Phelan

91 Monarch Bay Drive * Dana Point, CA 92629

DATE:	April 12, 2001

TO:	David Calkins

FROM:	Bo Phelan

RE:	Consulting Agreement

Dear David:

Regarding my 250,000 S-8 shares, the following applies:

*            Consultants services are not and will not be to promote, maintain a market for the Company's securities to the general public or in the connection with, or related to capital raising transactions.

*            Any compensation received herein will not be used in connection with distribution of the Company's securities or to the general public nor will the Consultant act as a conduit for the distribution of such securities.

*            Consultant is a natural person who has contracted directly with the Company.

*            Consultant will not provide any services in connection with any potential restructuring of the capital of the Company.

Sincerely,

/s/ Bo Phelan

Bo Phelan